ASHBY & GEDDES ATTORNEYS AND COUNSELLORS AT LAW 222 DELAWARE AVENUE P. O. BOX 1150 WILMINGTON, DELAWARE 19899 December 7, 2005	TELEPHONE 302-654-1888

FACSIMILE 302-654-2067

BY ELECTRONIC FILING

The Honorable William B. Chandler III

Chancellor

Court of Chancery

1 South Race Street

Georgetown, DE 19947

Re:	Bally Total Fitness Holding Corporation v. Liberation Investments, L.P., Liberation Investments, Ltd., Liberation Investment Group LLC and Emanuel R. Pearlman, C.A. No. 1820-N

Dear Chancellor Chandler:

We have been provided with a copy of Bally’s papers in this matter. In those papers Bally seeks to have the Court expeditiously rule that a stockholder proposal put forward by the defendants is “illegal.” Bally asserts that this issue needs to be resolved almost immediately, or in any event long before Bally’s January 26, 2006 annual meeting.

We write to oppose Bally’s motion for expedition because Bally has not shown any reason to believe that there will be irreparable harm if the issue is heard in the normal course after the annual meeting. In addition, we believe that the Court can take into account the fact that Bally has put forward an extremely weak showing on the merits. As discussed below, its argument essentially reads parts of § 142 right out of existence and ignores (apparently deliberately) the clear legislative history of that provision.

I. The Proposal.

Bally’s by-laws state that no stockholder proposal can be considered at the Company’s annual meeting unless it is delivered to the Company at least 60 days before the meeting date. In accordance with that requirement, the defendants timely submitted to Bally a stockholder proposal that they intend to present to the stockholders at the

The Honorable William B. Chandler, III

December 7, 2005

January 26, 2006 annual meeting. The proposal would (1) amend Bally’s by-laws to allow the stockholders to remove the Company’s CEO (leaving it up to the board to chose a replacement); (2) prevent the board from rescinding the amended by-law; and (3) remove Paul Toback as the Company’s CEO. Bally has reacted by taking vigorous steps to prevent its stockholders from voting on the proposal.

II. This Action.

One of those steps is this action. In it Bally claims that (1) shareholders may not remove officers from office; (2) Bally’s by-laws may not contain a provision that the board may not immediately amend; and (3) these issues need to be decided immediately.

A. There is no Immediate Irreparable Harm.

The prime concern in scheduling an expedited proceeding is the existence of immediate irreparable harm. In other words, the Court must find a likelihood that serious irreparable harm will occur in the immediate future if expedited scheduling is not granted. In a situation such as this, that means that irreparable harm will likely occur before a post-meeting § 225 proceeding could be held. Typically, of course, this Court will not decide matters before a stockholders’ meeting since the outcome of the meeting might moot the controversy. See, e.g., Bentas v. Haseotes, C.A. No. 17223, 1999 WL 1022112 at *1 n.l (Del. Ch. Nov. 5, 1999) (deferring decision on a motion to dismiss because the outcome of an upcoming shareholders meeting could moot the motion). Here that is an especially appropriate consideration since Bally’s governing documents require Liberation to gain the approval of 75% of the outstanding stock for its proposal to be enacted.

What immediate irreparable harm is claimed by Bally? It has filed neither a verified complaint nor an affidavit on the point, instead relying on its expedition papers for the argumentative assertion that “[s]imply making the proposal and soliciting public support for it may affect not only stockholders’ vote on the Stockholder Proposal but also their decisions with respect to the election of directors.” (Id. at ¶ 11). No irreparable harm can arise from the stockholders’ vote on the proposal, however, since that can be fixed after the election. If the proposal is illegal this Court can reject it in a § 225 proceeding. Consequently the only possible immediate irreparable harm identified by Bally is that the vote on Mr. Toback “might” have an effect on the shareholders’ vote on the election of directors.

The Honorable William B. Chandler, III

December 7, 2005

Bally makes no attempt to explain that unsworn, unsupported assertion and we are at a loss to understand how it could be correct. There will be only two slates of directors at the meeting. Three directors were nominated by Pardus Capital Management in November. Yesterday, management agreed to support two of those directors and re-renominated Eric Langshur, an existing director, for the third seat. Thus, there is a contest only over one director. How will a vote on Liberation’s proposal have any effect on that contest? To put it another way, why would anyone vote for Mr. Langshur (the sole director at issue) only if the proposal to remove Mr. Toback was not brought before the meeting? Bally does not explain its conjecture here, but it is clear that it is precisely that—conjecture—and the law is equally clear that a finding of irreparable harm may not be based on mere speculation. See Alpha Builders Inc. v. Sullivan, 2004 WL 2694917, at *5 (Del. Ch., Nov. 5, 2001) (“mere speculation is not sufficient to support a finding of irreparable harm”).

In sum, despite having had two weeks to come up with a plausible explanation for why its case needs to be heard before the meeting, Bally has been able to muster only unsupported speculation. The motion for expedition should be denied.

B. Bally’s Cannot Show a Likelihood of Success on the Merits.

We believe that in considering the motion for expedition the Court may also consider the merits of Bally’s complaint. To put it charitably, Bally’s case on the merits is almost non-existent. It makes two legal arguments. First it says that § 141 and an identically worded provision of its charter mean that only directors can appoint and remove officers. Second it argues that the stockholders cannot pass a by-law amendment that cannot be immediately revoked by the board. Neither argument has any merit.

(1) Section 142 governs appointing officers, not § 141. Bally’s argument mainly revolves around the idea that § 141 impliedly requires the Board to have the exclusive ability to appoint and remove a company’s officers and directors. It is an argument that should be directed to the General Assembly, however, because § 141 has nothing to do with the appointment of officers. That subject is expressly covered by § 142(b), a provision that Bally does not even discuss until page 12 of its brief.

The Honorable William B. Chandler, III

December 7, 2005

Delaware follows the normal precepts of statutory construction. “A statute is passed by the General Assembly as a whole and not in parts or sections. Consequently, each part or section should be read in light of every other part or section to produce a harmonious whole.” Coastal Barge Corp. v. Coastal Zone Indus., 492 A. 2d 1242, 1245 (Del. 1985). Thus, § 141 cannot be read to trump § 142 as Bally suggests. The two sections must be read together and such a reading makes clear that §142 (and only § 142) governs the hiring and firing of officers.

What does § 142 say? Subsection (b) provides in pertinent part that “Officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the by-laws or determined by the board of directors or other governing body. Each officer shall hold office until such officer’s successor is elected and qualified or until such officer’s earlier resignation or removal.” (Emphasis added). Thus, contrary to Bally’s insistence, the DGCL does not say that only the directors can choose and remove officers. That is the default position if the by-laws are silent on the issue, but otherwise the by-laws control. Bally’s argument that only the directors may chose and remove officers would therefore read the “as are prescribed by the by-laws” language completely out of the statute in favor of inferences it draws from § 141. As Coastal Barge shows, Delaware rejects that method of statutory interpretation.

Bally also argues that even if someone else can choose the officers, stockholders themselves cannot do so because the 1967 amendments to the DGCL removed that right. And sure enough, prior to 1967 the statute expressly allowed either directors or stockholders to select and remove officers, and the statute was amended to eliminate the word “stockholders” in favor of the current, broader, language.

But Bally’s conclusion that the change in the statute was meant to eliminate the stockholders right to remove officers — a claim not supported by the statutory language in any case — is utterly disproved by Professor Folk’s comments on the amendment. As reporter for the 1967 revision of the statute, he is the authoritative commentator on the subject, and this is what he has to say:

“Prior to the 1967 revision, the old statute had provided for the election of statutorily required officers ‘by the directors or stockholders.’ This phrase was deleted in 1967 without intending any substantive change. Nothing in the statute requires officers to be elected by the directors (although this is normal practice) or

The Honorable William B. Chandler, III

December 7, 2005

prohibits stockholders from choosing the officers (which will normally occur only in very close corporations). The conclusions is that the officers may be chosen in any way and by any person or body if the by-laws or a resolution of the governing body so specifies.”

Folk Ward & Welch, The Delaware General Corporation Law, § 142.4 (4th ed. 2005) (emphasis added).

In short, § 142 says precisely what it means. Officers need not be chosen or removed by the directors; the by-laws can grant that right in whole or in part to the stockholders (or presumably some other group). That does not entirely remove the directors from the equation—the officers still report to the directors and must do as the directors instruct them. But the DGCL is quite clear. Bally’s stockholders are authorized to enact a by-law amendment and remove Mr. Toback from office if the holders of 75% of the validly issued an outstanding stock vote to do so. Bally’s argument to the contrary ignores the express text and plain legislative history of § 142.

(2) Bally’s by-laws already contain a provision the board may not eliminate. Bally finally argues that the portion of Liberation’s proposal that would forbid the board from immediately revoking the new by-law and re-appointing Mr. Toback is invalid. According to Bally, by-laws may not contain provisions preventing a board from amending them if the corporation’s charter gives the board a broad right to amend the by-laws.

The first problem with Bally’s argument is that it proves too much. It essentially means that a board can always immediately reverse a stockholder passed by-law despite the express language of § 109(a), thus essentially nullifying the stockholders’ right to enact by-laws. We do not believe that argument represents the law. Even if it were arguably the law, however, it is an argument that Bally is in no position to make since the Company’s existing by-laws contain just such a provision. Bally attached a copy of its by-laws to its pleadings, and they state they were “approved by the Board on May 25, 2005.” The very last provision of these bylaws, Article VIII, section 5, states that “Section 2 of Article III and this Section 5 of Article VIII of these Bylaws may only be altered, amended, changed or repealed by action of the shareholders of the Corporation.”

The Honorable William B. Chandler, III

December 7, 2005

In other words, Bally’s own by-laws “as approved by the board” contain precisely the sort of provision that Bally now asserts cannot legally exist. In seeking expedited relief, and in claiming that the by-laws can never, ever contain a provision that bars the directors from amending it, Bally needs to satisfactorily explain why its board “approved” just such a provision last May. It also needs to explain why it is fine for board-approved by-laws to contain such language but not shareholder-approved by-laws. Those are explanations Bally will not be able to supply.

For the foregoing reasons, the defendants respectfully request that the Court reject the plaintiffs request for expedited proceedings.

Respectfully yours,

/s/ Stephen E. Jenkins (#2152)
Stephen E. Jenkins (#2152)

cc:	Register in Chancery (by e-filing)
Raymond J. DiCamillo, Esq. (by e-filing)

EXHIBIT A

Westlaw. Not Reported in A.2d Not Reported in A.2d, 1999 WL 1022112 (Del.Ch.) (Cite as: Not Reported in A.2d)	Page 1

H

Only the Westlaw citation is currently available.

UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Court of Chancery of Delaware.

Lily H. BENTAS, Byron Haseotes and Cumberland

Farms, Inc., Plaintiffs,

v.

Demetrios B. HASEOTES and George Haseotes,

Defendants.

No. 17223.

Nov. 5, 1999.

Jesse A. Finkelstein, Catherine G. Dearlove and Janine M. Salomone, of Richards, Layton & Finger, P.A., Wilmington, Delaware; for Plaintiffs. Judith Nichols Renzulli, of Duane, Morris & Heckscher LLP, Wilmington, Delaware; and Robert J. Valihura, Jr., of Robert J. Valihura, Jr., P.A., Wilmington, Delaware; and William F. Griffin, Jr., of Davis Malm & D’Agostine P.C., Boston, Massachusetts; for Defendants.

MEMORANDUM OPINION

JACOBS, Vice Chancellor.

*1 This action, brought under 8 Del. C. § 226, seeks the appointment of a custodian for Cumberland Farms, Inc. (“the company”), a family-owned and controlled Delaware corporation that owns or leases and operates convenience stores and gas stations in New England, the Mid-Atlantic states, and Florida.

The defendants moved to dismiss the complaint, to which the plaintiffs responded by filing a cross motion for partial summary judgment on their first claim for relief. At the oral argument on those motions, the parties took positions, the effect of which was to reduce the motions (and issues to be decided), to one. FN1 Presently remaining sub judice is the plaintiffs’ motion for partial summary judgment on their first claim, for the appointment of a custodian by reason of a shareholder deadlock. The issue presented is whether the undisputed record facts compel the conclusion that the shareholders are so disabled from electing a new board of directors that a custodian should be appointed immediately. I conclude, for the reasons next discussed, that (i) the factual record is not sufficiently clear to compel the conclusion that the shareholders are “so divided” that a grant of relief under 8 Del . C. § 226(a)(I) is immediately required, and (ii) a court-ordered stockholders meeting under 8 Del. C. § 211 must first be held as a predicate to resolving that issue.

FN1. The motion to dismiss was originally directed to both claims for relief alleged in the complaint, but at oral argument the plaintiffs moved to amend the complaint to conform to evidence they had introduced to support their cross motion for partial summary judgment. The defendants did not object to the amendment (which will be formalized by the filing of an amended pleading). The defendants also informed the Court that they were withdrawing their motion to dismiss the plaintiffs’ first claim, and would press their dismissal motion only as to the second. Because the Court has determined that summary judgment with respect to the first claim should be denied and that a court-ordered stockholders meeting must first be held, the Court will defer ruling on the defendants’ motion to dismiss the second claim. The reason is that the outcome of that shareholders meeting, and resulting future events, will generate new facts that could moot the issue or otherwise obviate the need to determine the legal sufficiency of that claim. Accordingly, only the plaintiffs’ first claim is addressed in this Opinion.

I. BACKGROUND FACTS

The litigants in this proceeding are four siblings who are the children of the founders of the company. Collectively they own 100 percent of Cumberland Farms’ voting stock, each sibling holding 25 percent. FN2 Two siblings, Lily Haseotes Bentas (“Lily”) and Byron Haseotes (“Byron”), presently manage the company and (together with the company) are the plaintiffs. The remaining two siblings, Demetrois Haseotes (“Demetrios”) and George Haseotes (“George”), are the defendants.

FN2. Cumberland Farms’ capital structure consists of 200,008 shares of common stock,

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d

Not Reported in A.2d, 1999 WL 1022112 (Del.Ch.)

(Cite as: Not Reported in A.2d)

of which 8 shares are Class A voting shares, and 200,000 shares are nonvoting Class B shares. Except for the voting rights, which are vested exclusively in the Class A shares, the two classes of shares are in all respects identical. Each of the four siblings owns 2 shares (25%) of the Class A shares. Of the Class B shares, Byron Haseotes, Demetrius Haseotes, and George Haseotes each own 25% and Lily Bentas owns 6.25%.

Although Cumberland Farms is abundantly solvent and (both sides agree) economically thriving, the plaintiffs nonetheless seek the appointment of a custodian or custodians on two alternative grounds. First, they allege that the shareholders are deadlocked and therefore unable to elect a new board of directors (the § 226(a)(l) claim). Second, they aver that the directors are deadlocked and, consequently, are unable to take action as a board (the § 226(a)(2) claim). As previously noted, the plaintiffs have moved for summary judgment only on their § 226(a)(l) claim that the shareholders are deadlocked. The defendants assiduously dispute that claim, and urge that it can be resolved only after a court-ordered stockholders meeting or a trial.

The parties’ respective positions are best understood against the following undisputed backdrop: Before 1989, Demetrios had been the company’s chief executive officer. In 1989, Lily became president and chairman of the board of Cumberland Farms. Three years later, she became its chief executive officer and continues to hold those positions today.

*2 Until 1993 the Cumberland Farms certificate of incorporation authorized a four person board of directors. Up to that point, those directors were the four siblings who are the individual parties to this proceeding, but in 1993 that structure changed. Because of severe cash flow problems experienced in 1991 and 1992, the company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Massachusetts. In October, 1993, the Bankruptcy Court confirmed a Plan of Reorganization, which restructured several hundred million dollars of the company’s secured and unsecured debt, and also provided for the repayment of all creditors’ claims over a five year period.

As part of the reorganization, the company’s unsecured creditors demanded certain protections for their interests, including representation on the board by directors who were not Haseotes family members (the “Independent Directors”). Accordingly, the Reorganization Plan was modified to provide that until certain indebtedness was paid, the board would consist of nine members-five “Independent Directors” plus the four “Family Directors.” That new structure would continue for four years or until the debt obligations were paid in full. In accordance with the Reorganization Plan, the company’s certificate of incorporation was amended to conform to those court-mandated arrangements.

Thereafter, the board consisted of the four siblings and five outside directors until the end of 1998, when the unsecured indebtedness was finally paid. At that time, the terms of the Independent Directors expired and (consistent with the 1993 amendment to the charter) the board reverted to its original membership, namely, the four Family Directors. The events giving rise to the claimed deadlock took place from and after the Independent Directors departed the Cumberland Farms board at the end of 1998.

In February 1998, an annual stockholders meeting of Cumberland Farms was held. At that meeting, Lily and Brian nominated a slate of directors that included the four Family Directors plus the five Independent Directors who were still serving under the Reorganization Plan. Demetrios and George, who held the remaining 50% of the company’s voting shares, voted against the proposed slate. Although Demetrios and George were willing to elect the four Family Directors, they would not support an arrangement that might extend the limited (Bankruptcy Court-ordered) terms of the five Independent Directors. Because neither slate received the requisite number of votes, no directors were elected at that meeting. As a result, the incumbent nine person board continued in office until December 31, 1998, when (as previously noted) the five Independent Directors left the board. Since then the Cumberland Farms board has consisted of the four family members, all of whom are serving as holdover directors.

Following negotiations among the family members, the 1999 annual shareholders meeting was scheduled for May 5, 1999 for purposes of electing a new board of directors. Shortly before the meeting was to take place, the defendants informed the plaintiffs that they would not be attending the meeting. Because the absence of the defendants (who represented 50% of the voting shares) would defeat a quorum, FN3 Lily caused the meeting to be canceled and as a result, no de jure directors were elected. The plaintiffs contend that the defendants purposefully absented themselves

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d

Not Reported in A.2d, 1999 WL 1022112 (Del.Ch.)

(Cite as: Not Reported in A.2d)

from that meeting to defeat a quorum. Whether intended or not, that clearly was the effect of the defendants’ actions. Indeed, the last annual stockholders meeting of Cumberland Farms at which a de jure board of directors was elected, was the 1997 meeting.

FN3. The company’s by-laws pertinently provide that the holders of “a majority of shares issued, outstanding, and entitled to vote, in present or by proxy, shall constitute a quorum at a meeting of stockholders.”

*3 The issue that has divided the two shareholder factions is whether or not the board should include “outside,” non-family members. The plaintiffs are resolute in their position that the board must include outside directors; the defendants, equally resolutely, insist that they will not accept a board consisting of anyone other than family members. As further evidence that the shareholders are deadlocked on that issue, plaintiffs point to the fact that on September 28, 1999, after this lawsuit was filed, Demetrios and George executed a written consent calling for the election of the four Family Directors as the de jure Cumberland Farms board. Lily and Byron refused to sign the consent, because they would not accept a board that had no independent, non-family members. The positions of the two stockholder factions on this issue appear to be firmly entrenched. The plaintiffs argue that there is nothing of record to suggest that those positions are likely to change, and that the undisputed facts entitle them to summary judgment on their shareholder deadlock claim. For the reasons now discussed, I cannot agree.

II. ANALYSIS

The analysis of this claim must begin with the statute, 8 Del. C. § 226(a)(1), which provides that:

(a) The Court of Chancery, upon application of any stockholder, may appoint 1 or more persons to be custodians and, if the corporation is insolvent, to be receivers, of and for any corporation when:

(1) At any meeting held for the election of directors the stockholders are so divided that they have failed to elect successors to directors whose terms have expired or would have expired upon qualification of their successors....

The plaintiffs contend that the undisputed facts establish as a matter of law that the stockholders are “so divided that they have failed to elect successors to directors whose terms... would have expired upon qualification of their successors.” Indeed, plaintiffs urge, in that statutory sense the shareholders have been deadlocked ever since the 1998 stockholders meeting.

The defendants urge the contrary. They contend that the existence (or nonexistence) of a shareholder deadlock involves a material fact dispute that can be resolved only at a trial or alternatively, at a court-ordered shareholders meeting that would establish conclusively whether the shareholders are truly deadlocked. The present record does not permit a summary judgment conclusion on that issue, defendants maintain, because they are-and always have been-willing to vote for a board consisting of the four Family Directors. Defendants assert that if at a court-ordered meeting the two factions reach accord on that point, then the alleged “deadlock” will vanish. Essentially, the defendants contend that unless and until the Court allows the dispute to be played out at a stockholders meeting, there will remain an open fact question as to whether or not the asserted deadlock is genuine.

The plaintiffs respond that this argument is bogus: to say that the deadlock will disappear if the plaintiffs come around to the defendants’ point of view (plaintiffs argue), only states a truism and begs the question. If that argument is valid then (plaintiffs suggest) it is equally valid to advocate that the deadlock would vanish if the defendants would cease their opposition to a board that includes outside, nonfamily directors. But that (plaintiffs say), is simply transparent posturing, because to argue “if only you will capitulate then our dispute will disappear” begs the real question, which is how likely is it that either faction would concede the field to the other? Plaintiffs contend that the undisputed facts show that there is no likelihood and that, accordingly, a court-ordered stockholders meeting would be a complete waste of the parties’ time and resources.

*4 At first blush the plaintiffs’ argument appears to have considerable, if not dispositive, force. The record does show that since the 1997 annual stockholders meeting the two shareholder factions have been unable to reach accord on who should constitute Cumberland Farms board of directors. It is also the case that the four siblings have been serving as holdover directors since the deadlocked 1998 shareholders meeting, and that neither side appears willing to concede an inch of ground to the other on the “board composition” question.

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d

Not Reported in A.2d, 1999 WL 1022112 (Del.Ch.)

(Cite as: Not Reported in A.2d)

On the other hand, this case does not fully implicate the concern that § 226(a)(l) was designed to remedy, as our Supreme Court has described it. In Giuricich v. Emtrol Corp., FN4 the Supreme Court held that it was error for this Court not to appoint a custodian under § 226(a)(l), because of a “conceded shareholder deadlock of indefinite duration which would, in effect, leave the existing directors in perpetual control of the corporate entity, and ... relegate the one-half owners of the corporation to a perpetual minority status without remedy or recourse.” That inequity is not present in this case. Here, the claimed “deadlock” has resulted in all the shareholders continuing to serve on the company’s board. Here, at least since December 31, 1998, and unlike Giuricich v. Emtrol Corp., the “one half owners” of Cumberland Farms have not been relegated to “minority status.”

FN4. Del.Supr., 449 A.2d 232, 239-40 (1982).

Moreover, deeper reflection makes it increasingly clear that despite the plaintiffs’ forceful advocacy, the “deadlock” may be more apparent than real, because the plaintiffs’ argument fails to take a critical factor into account. The appointment of a statutory custodian is an intrusive remedy that should be resorted to only if the record shows that there is no better alternative. If the denial of§ 226 relief clearly would indefinitely perpetuate a shareholder deadlock, then judicial intervention would be warranted. The plaintiffs proclaim with certitude that the parties have now reached that point, but their position rests upon an unstated assumption that is (1) not correct and (2) obscures the realistic possibility that a court-ordered stockholders meeting would make the continuation of the current impasse far less likely.

The plaintiffs’ argument rests implicitly upon the premise that at any court-ordered meeting the defendants would again absent themselves, as they did in connection with the scheduled May 1999 meeting, and thereby would again defeat a quorum. I agree that if the defendants are legally able to accomplish that, then the plaintiffs’ position would have merit. But that scenario overlooks the fact that any court-ordered shareholders meeting under 8 Del. C. § 211 would be governed by a statutory quorum requirement that would prevent either faction from defeating a quorum in this manner. Section 211(c) pertinently provides that:

The shares of stock represented at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting, notwithstanding any provision of the certificate of incorporation or by-laws to the contrary.

*5 Because a quorum at a shareholders meeting under § 211 would consist of whatever voting shares are represented at the meeting, neither faction could defeat a quorum by absenting themselves from the meeting, nor would they have any incentive to do so. By absenting themselves, one faction would concede the election to the nominees of the opposing faction, whose shares would constitute both a quorum and 100 percent of the shares voting at the meeting. If at such a meeting two competing slates were nominated, and if those slates were identical to those proposed (but not elected) at the 1998 shareholders meeting, then at the very least the four siblings would be elected as de jure directors-that is, unless each faction (perversely) decided not to vote for themselves. FN5 While that result (the election of the four siblings as the de jure board) might not resolve the director deadlock problem, it would eliminate the shareholder deadlock that is at issue on this motion.

FN5. As matters currently stand, only four directorships are up for election. The bylaws do provide, however, that the “Board of Directors may be enlarged by the stockholders at any meeting or by vote of a majority of directors then in office.” To the extent that the “deadlock” involves a dispute as to whether the board should be enlarged, that dispute, of itself and without more, is not the kind of deadlock that would warrant § 226 relief.

For these reasons the Court is unable to conclude, as a matter of law based on the current record, that the appointment of a § 226 custodian is presently required. A plausible case can be made that a court-ordered meeting of stockholders could result in ending the shareholder deadlock that has existed since 1998. Therefore, to grant summary judgment and appoint a custodian at this stage would be improvident. FN6

FN6. This outcome is consistent with the result reached in Marciano v. Nakash, Del. Ch., C.A. No. 7910, Ltr. Op. at 11, Berger, V.C. (May 14, 1985), where this Court

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d

Not Reported in A.2d, 1999 WL 1022112 (Del.Ch.)

(Cite as: Not Reported in A.2d)

ordered a stockholders meeting to be convened because the record was insufficient to establish a shareholder deadlock. There the Court held that “[i]n the event that successor directors are not elected at such meeting.. the Court will promptly entertain an application for the appointment of a guardian pursuant to § 226(a)(1).” See also, Hall v. John S. Isaacs & Sons Farms. Del. Ch., 146 A.2d 602, 614 (1958) (deferring appointment of a statutory receiver until a more complete record could be developed on the issue of whether a shareholder deadlock existed, for which reason the Court adhered to its original decision to appoint a master to conduct a new election).

A grant of summary judgment at this juncture would also implicate a second concern-the uncertainty of whether a § 226 custodianship would be effective to remedy the shareholder deadlock issue. The plaintiffs argue (correctly) that in Giuricich, supra n. 4, the Supreme Court directed that a custodian should be appointed who would be empowered “to act only in situations in which the board of directors ... have failed to reach a unanimous decision on any issue properly before them ...” 449 A.2d at 240. Plaintiffs contend that because that remedy was prescribed in Giuricich, it can be employed here as well. Indeed it could be, but the problem is that while that type of guardianship might resolve a director deadlock, it is unclear how it would remedy a shareholder deadlock that prevents the election of a de jure board. That problem is not explicitly addressed in the Giuricich opinion. Perhaps the underlying rationale for the relief granted in that case was that if a shareholder deadlock cannot be broken, the only effective remedy can be at the board level. But that is far from clear, since the Giuricich remedy is not the only potential outcome in cases where a shareholder deadlock is unbreakable. See, Testa v. Jarvis, Del. Ch., C.A. No. 12847, Mem. Op. at 11, Allen, C. (Jan. 12, 1994) (where the “corporation law ... [cannot] solve the fundamental inability of [the] joint venturers to work together ... [i]t can only offer dissolution as relief.”) These uncertainties underscore the need for caution before intervening judicially and summarily in the internal governance of a solvent and economically successful corporation.

III. CONCLUSION

The plaintiffs’ motion for summary judgment will be denied, with leave to renew if a to-be-ordered stockholders meeting under 8 Del. C. § 211 fails to remedy the current shareholder deadlock. Pending the outcome of that meeting, a ruling on the defendants’ motion to dismiss the § 226(a)(2) (director deadlock) claim will be deferred. IT IS SO ORDERED.

Plaintiffs’ counsel are granted leave to file an amended complaint adding (inter alia) a claim for a court-ordered shareholders meeting under 8 Del. C. § 211. Counsel shall confer in an effort to submit an agreed-upon form of order that will provide for the prompt holding of such a meeting. Failing agreement, the Court will settle a form of order at the request of any party.

Del.Ch.,1999.

Bentas v. Haseotes

Not Reported in A.2d, 1999 WL 1022112 (Del.Ch.)

END OF DOCUMENT

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

EXHIBIT B

Westlaw.	Page 1

Not Reported in A.2d
Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.)
(Cite as: Not Reported in A.2d)

C

Only the Westlaw citation is currently available.

UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Court of Chancery of Delaware.

ALPHA BUILDERS, INC., a Delaware corporation,

Plaintiff,

v.

Dennis and Lois SULLIVAN, Defendants.

No. Civ.A. 698-N.

Submitted Oct. 5, 2004.

Decided Nov. 5, 2004.

Henry A. Heiman, of Heiman, Gouge & Kaufman, LLP, Wilmington, Delaware and Shawn P. Tucker, of Duane Morris LLP, Wilmington, Delaware, Attorneys for Plaintiff.

Richard L. Abbott, of the Bayard Firm, Wilmington, Delaware, Attorneys for Defendants.

MEMORANDUM OPINION

PARSONS, Vice Chancellor.

* 1 Plaintiff, Alpha Builders, Inc. (“Alpha”), has requested a preliminary injunction enjoining Defendants, Dennis and Lois Sullivan (the “Sullivans”), from inhibiting the use of a right-of-way by Alpha, its agents, employees, equipment, guests or potential buyers. For the following reasons, the Court denies Alpha’s request.

I. FACTS 1

FN1. Unless otherwise noted, all facts are as stated in the Complaint or are undisputed as indicated in the briefing or at the preliminary injunction hearing.

Plaintiff, Alpha, is a Delaware corporation engaged in the purchase of building sites and construction of new homes. Alpha purchased lot 1B known as 581 Tolham Drive, in Bear, Delaware (the “Property”) on March 20, 2003. The Property was originally owned by James Clower (“Clower”), and includes an easement over other lots in the same subdivision owned by Clower or his grantees (the “Clower Subdivision”). FN2 Defendants, the Sullivans, own three adjoining lots that abut the Property and parts of the Clower Subdivision along their southern property line. The Sullivans’ lots originally were owned by Calvin and Marguerite Hamilton (the “Hamiltons”) and Howard and Cora Toliver (the “Tolivers”). FN3 Of the Sullivans’ deeds to the three parcels, two stem from the Tolivers FN4 and the third is from the Hamiltons. FN5

FN2. See Plaintiffs Trial Exhibit (“PTX”) E.

FN3. See PTX C.

FN4. The second deed is indirectly from the Tolivers; they sold the lot to Robert and Brenda Mitchell, who then sold it to the Sullivans. Tr. at 87-88.

FN5. Defendants’ Opposition Letter Memorandum (“DOL”) Exhibits 1-3.

The Tolivers, Hamiltons and Clower took various actions over time to subdivide their respective properties. On December 9, 1964, the Tolivers and Hamiltons had a subdivision plan (the “1964 Plan”) prepared for them by a civil engineering and surveying company. FN6 The 1964 Plan depicts a 50 foot right-of-way along the original Clower/Hamilton-Toliver property line (the “Property Line”)-25 feet on each side. The 1964 Plan was not signed by the Tolivers, Hamiltons or Clower, and was not recorded. According to Alpha, however, it was not the practice to record subdivision plans at that time. On March 21, 1983, Clower recorded a subdivision plan (the “1983 Plan”), which also depicted a 50 foot right-of-way along the Property Line. FN7 The 1983 Plan was signed by Clower but not by the Tolivers or Hamiltons.

FN6. PTX C.

FN7. PTX E.

Alpha began constructing a house on the Property in March 2004 with the intent of selling it. To reach the Property, Alpha traveled over Tolham Drive, a double lane drive that straddled the Property Line. At a point before the Property, Tolham Drive narrows to a single lane approximately 8 feet in width located solely on the south side of the Property Line, which is the Sullivan’s property (the “Driveway”).

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d	Page 2
Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.)
(Cite as: Not Reported in A.2d)

Initially, the Sullivans permitted Alpha to use the Driveway to reach the Property, although the parties dispute whether the Sullivans attached any conditions to their consent. In particular, Mr. Sullivan testified that he told Alpha that they could traverse the Driveway so long as they widened it to two lanes, using land on the north side of the Property Line. FN8 Alpha denies making any such agreement, FN9 and did not widen the drive. In any event, the Sullivans later placed a locked gate across the Driveway that has prevented Alpha and their employees, agents and potential buyers from using it to reach the Property.

FN8. Tr. at 90-91. 100.

FN9. Tr. at 118.

*2 Alpha then filed this action on September 14, 2004, moved for expedited proceedings and requested a preliminary injunction. The parties engaged in discovery and participated in a hearing on Alpha’s request for preliminary injunctive relief on October 5, 2004. The immediate relief Alpha seeks is a preliminary injunction enjoining the Sullivans from inhibiting Alpha’s use of the Driveway to access its Property. FN10

FN10. In their opposition to Alpha’s request for a preliminary injunction, the Sullivans assert that the Complaint should be dismissed for failure to state a claim. DOL at 3. Defendants have not moved for such relief and there has been no briefing with respect to it. Thus, that argument is not ripe for determination at this time.

II. ANALYSIS

A. Jurisdiction

The Court must assure itself as a threshold matter that it has subject matter jurisdiction before it addresses whether preliminary injunctive relief should be granted. In this case, Alpha seeks the following: a declaratory judgment finding that the 50 foot right-of-way is open to the use and enjoyment of all property owners abutting the right-of-way; a preliminary, and thereafter a permanent, injunction enjoining the Sullivans from inhibiting the use of the right-of-way by Alpha, its agents, employees, equipment, guests or parties interested in the Property; and damages, as determined by the Court. The Sullivans argue that this Court lacks jurisdiction because there is an adequate remedy at law in the form of monetary damages. FN11 They suggest that Alpha can eliminate the alleged irreparable harm by installing a driveway on its easement on the north side of the Property line across the lots in the Clower Subdivision. The Sullivans contend that the cost of this alternative could readily be calculated and, if proven unnecessary, could be claimed by Alpha as damages, which would constitute an adequate remedy at law.

FN11. DOL at 3.

Under 10 Del. C. § 341. the Court of Chancery has jurisdiction to “hear and determine all matters and causes in equity.” A request for injunctive relief clearly constitutes equitable relief over which this Court has jurisdiction. FN12 The Court of Chancery also has jurisdiction to hear all matters in which the remedy at law is inadequate. FN13 A legal remedy must be full, fair, and complete in order to constitute an adequate remedy at law. FN14 In determining whether there is equity jurisdiction, however, the court will “take a practical view of the complaint and will not permit a suit to be brought in the Court where a complete legal remedy otherwise exists but where the claimant has prayed for some traditional equitable relief as an ‘open sesame’ to the Court.” FN15 Thus, to determine jurisdiction, the Court will examine the allegations in the pleadings in light of what the movant actually seeks to gain. FN16

FN12. See Theis v. Bd. of Educ., 2000 WL 341061. at *3 (Del. Ch. Mar. 17, 2000). See generally Donald J. Wolfe, Jr. & Michael A. Pittenger, Corporate and Commercial Practice in the Delaware Court of Chancery § 2-3 [b] (2004).

FN13. Clark v. Teeven Holding Co., 625 A.2d 869, 875 (Del. Ch. 1992).

FN14. El Paso Gas Co. v. Transamerican Gas Corp., 669 A.2d 36, 39 (Del.1995).

FN15. Clark, 625 A.2d at 875 (quoting Int’l Business Machines Corp. v. Comdisco, Inc., 602 A.2d 74, 78 (Del. Ch.1991)).

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.) (Cite as: Not Reported in A.2d)	Page 3

FN16. Clark, 625 A.2d at 879.

If Alpha were to succeed at trial in proving the existence of an easement over the Sullivans’ property, Alpha could seek entry of an injunction enforcing that easement, regardless of whether or not they had installed a driveway over the Clower Subdivision. In that case, monetary damages would not constitute an adequate remedy at law. Therefore, the Court concludes that it does have jurisdiction over Alpha’s claims.

B. Applicable Preliminary Injunction Standard

*3 The parties disagree as to the standard applicable to Alpha’s request for a preliminary injunction. Alpha contends that the well known standard generally applicable in the preliminary injunction context applies to this case. FN17 The Sullivans argue that Alpha not only seeks to prohibit them from blocking the Driveway, but also to have the Court direct them to open their gate and, ultimately, to take it down. According to the Sullivans, Alpha therefore seeks a mandatory injunction for which they must meet a higher standard. That standard requires the moving party to demonstrate “that they are entitled to judgment as a matter of law on the merits of their claim,” not just a reasonable likelihood of success on the merits as is generally required for a preliminary injunction. FN18 This Court has utilized the higher mandatory injunction standard where, instead of seeking “to preserve the status quo as interim relief, Petitioners, as a practical matter, seek the very relief that they would hope to receive in a final decision on the merits.” FN19

FN17. Opening Brief of Plaintiff in Support of its Request for Preliminary Injunction (“POB”) at 6-7.

FN18. Joyland Daycare Clr. v. Dep’t of Serv. for Children, Youth & Their Families, 1996 WL 74713, at *2 (Del. Ch. Jan. 22, 1996).

FN19. Id.

Alpha’s pending request for a preliminary injunction does not warrant use of the mandatory injunction standard. Alpha’s request does not seek the “Very relief that they would hope to receive in a final decision on the merits.” It does not seek, for example, a permanent injunction directing the Sullivans to take down the gate they erected across their driveway. Rather, Alpha seeks a preliminary injunction to enjoin and prohibit the Sullivans from inhibiting in any manner the use of the Driveway by Alpha or its agents or guests to access the Property until this dispute is resolved. FN20 If the Court were to grant Alpha’s request, the Sullivans could comply simply by unlocking their gate and not interfering with Alpha’s ingress or egress. Requiring such a minor affirmative act does not amount to granting Alpha the final relief it seeks. Therefore, the Court will apply the general preliminary injunction standard.

FN20. Compl. Prayer for Relief; POB at 6.

C. Alpha’s Request for a Preliminary Injunction

A preliminary injunction is a powerful remedy available in extraordinary circumstances. A court may grant a preliminary injunction where the movants demonstrate: (1) a reasonable probability of success on the merits at a final hearing; (2) an imminent threat of irreparable injury; and (3) a balance of the equities that tips in favor of issuance of the requested relief. FN21 While some showing is required as to each element, there is no steadfast formula for the relative weight each deserves. Accordingly, a strong demonstration as to one element may serve to overcome a marginal demonstration of another. FN22 Nevertheless, preliminary injunctive relief should not be granted if the injury may be adequately compensated for after a full trial on the merits, either by an award of damages or by some form of final equitable relief. FN23

FN21. SI Mgmt. L.P. v. Wininger. 707 A.2d 37, 40 (Del.1998); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1341 (Del.1987).

FN22. Cantor Fitzgerald, L.P. v. Cantor, 724 A.2d 571, 579 (Del. Ch.1998).

FN23. Id. at 586.

1. Reasonable probability of success on the merits

The first requirement for granting a preliminary injunction is that movants demonstrate a reasonable probability of success on the merits. Alpha has not made such a showing. Alpha contends that the succession of documents (the 1964 Plan depicting the

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d	Page 4
Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.)
(Cite as: Not Reported in A.2d)

50 foot right-of-way, the 1983 Plan that was recorded but not signed by the Tollivers or Hamiltons and contains a notation that it supersedes the 1964 Plan, and the Sullivans’ deeds that reference the 50 foot right-of-way) give rise to an easement created by express grant. FN24 The Sullivans contend that no such easement was ever created. They argue that because the 1983 Plan was never signed by their predecessors in interest, the Tolivers and Hamiltons, it fails to satisfy the statute of frauds. FN25 The Sullivans also have presented evidence, in the form of an affidavit of Mrs. Cora Toliver, that the 50 foot easement reference contained in the 1964 Plan actually reflected a future desire of the Tolivers to attempt to create an easement, not a present intent to create one. FN26

FN24. See POB at 9-10; Tr. at 23-33.

FN25. DOL at 5.

FN26. Defendants Trial Exhibit (“DTX”) 1. Alpha objected to this affidavit as hearsay. It is not unusual, however, for the Court to rely on affidavit evidence at the preliminary injunction stage. Thus, the Court will admit the affidavit, but give it limited weight since the affiant was not deposed.

*4 The owner of property may create an easement across it through, among other things, an express grant. Such a grant may be contained within the language of a deed or in a separate document. FN27 This Court has held that the creation of an easement by express grant should be accomplished through a writing, “containing plain and direct language evidencing the grantor’s intent to create a right in the nature of an easement.” FN28 In the absence of such “plain and direct” language, parol evidence may be admitted. FN29 Parol evidence, however, must “clearly prove that the ambiguous language used was intended by all parties to create such an easement.” FN30 It is also well settled that the Delaware Statute of Frauds, 6 Del. C. § 2714(a), requires that a writing, signed by the party to be charged with granting the interest, exist before any action to enforce a conveyance occurs. FN31

FN27. See, e.g., Hanby v. Wereschk, 207 A.2d 369, 369-70 (Del.1965) (finding that easement was granted through a deed that gave plaintiffs “ ‘the free and uninterrupted right, use and privilege of the lane extending from the northwesterly corner of the [plaintiffs] lot * * * continuing in a northerly and northeasterly direction over other lands’ of the defendants.”).

FN28. Rago v. Judge, 1989 WL 25802, at *5 (Del. Ch. Mar. 16, 1989) (citing New York Court of Appeals case law), aff’d, 570 A.2d 253 (Del.1990). Both parties have directed the Court to cases from other jurisdictions as well as various treatises in their briefs. Because there is Delaware precedent that is, at least, equally apposite, the Court will follow that precedent to the extent it applies.

FN29. Judge v. Rago, 570 A.2d 253, 257 (Del.1990).

FN30. Id.

FN31. See, e.g., Hardesty v. Baynum Enter., Inc., 1993 WL 133067, at *3 (Del. Ch. Apr. 19,1993).

Looking to the three documents that Alpha cites as support for their claimed easement (i.e., the 1964 Plan, the 1983 Plan and the Sullivan deeds) and the limited additional evidence of record at this preliminary stage, the Court concludes that Alpha has not demonstrated a reasonable probability of success on the merits.

The 1964 Plan is ambiguous in terms of whether the parties intended to create an easement. The 1964 Plan appears to have been made for the benefit of the Hamiltons and Tolivers, not for the Clowers. FN32 Therefore, it is not clear whether there ever was an agreement among those three groups in 1964 to create an express easement by way of the 1964 Plan. Also, the only parol evidence presented on this point (Mrs. Toliver’s affidavit) does not “clearly prove that the ambiguous language used was intended by all parties to create such an easement.” To the contrary, it suggests something much less definite-i.e., an intention to attempt to create an easement in the future.

FN32. See PTX C.

The 1983 Plan, signed and recorded by Clower, does not contain the signatures of the Hamiltons and Tollivers, who are alleged to have granted the easement on the south side of the Property Line. Therefore, it is subject to challenge at this point for failure to satisfy the Statute of Frauds.

© 2005 Thomson/West. No Claim to Orig. U.S. Govt.Works.

Not Reported in A.2d	Page 5
Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.)
(Cite as: Not Reported in A.2d)

Finally, each of the Sullivans’ deeds from the Tolivers contains a reference to the 50 foot right-of-way in its description of the boundaries of the property. Specifically, the deeds state that the land is “situated on a 50 foot wide right-of-way” and that the land “[b]egin[s] at a point in the centerline of a 50 foot wide right-of-way, said point being a corner for Lot No. 4.” FN33 Additionally, the Sullivans’ deed from the Hamiltons notes that the lot they are conveying is “more particularly described in accordance with a recent survey prepared [i.e., the 1964 Plan].” FN34 These deeds arguably support an inference that the Hamiltons and Tolivers intended to create a 50 foot right-of-way. This Court in Rago v. Judge, however, observed that language in a lease that a grant is “subject to an access agreement” where no written access agreement exists at best creates an ambiguity, not an actual easement. FN35

FN33. DOL Exs. 1-2.

FN34. DOL Ex. 3.

FN35. Rago, 1990 WL 25802. at *5.

*5 Where there are ambiguities in a deed, it must be “read and construed in light of the intent of the parties as determined by the facts and circumstances surrounding the transaction and any uncertainties must be resolved in favor of the grantee [the Sullivans in this case] as long as such construction does not violate any apparent intention of the parties.” FN36 The factual record at this stage of the proceedings is scant. The documents, read together, do suggest that the requisite intent to create a 50 foot right-of-way may have existed. Mrs. Toliver’s affidavit, however, suggests otherwise. Thus, while it is possible that Alpha ultimately might succeed on the merits of its claim, it has not demonstrated a reasonable probability of success as is required to obtain a preliminary injunction.

FN36. Id.

2. Imminent threat of irreparable injury

The second requirement for granting a preliminary injunction is that movants demonstrate that they face an imminent threat of irreparable injury in the absence of an injunction. Alpha has not demonstrated such imminent and irreparable injury. At the hearing and in its briefs, Alpha argued that they will suffer imminent and irreparable injury because: (1) they are unsure of the Sullivans’ financial ability to pay any damages award that might arise; (2) the house Alpha is constructing is only partially finished and may be damaged from weather and vandalism, if left as is; (3) interest on its construction loan continues to accrue; and (4) they are losing, and have lost, buyers for the house because of the Sullivans’ actions, and that the damage resulting from the loss of such potential buyers will be difficult to quantify. FN37 The Sullivans argue that the harm Alpha has identified is not irreparable and, as noted previously, that Alpha could construct a driveway on the lots of the Clower Subdivision to gain access to the Property. FN38

FN37. POB at 10.

FN38. DOL at 7.

Irreparable harm generally exists where the injury cannot be adequately compensated in damages. The injury claims “must be of such a nature that no fair and reasonable redress may be had in a court of law and that to refuse the injunction would be a denial of justice.” FN39 Since a preliminary injunction is an extraordinary form of equitable relief, it “should not be granted if the injury to Plaintiff is merely speculative.” FN40

FN39. State of Delaware State Educ. Ass’n, 326 A.2d 868, 875 (Del. Ch. 1974).

FN40. Cantor. 724 A.2d at 586.

Alpha has made only a weak showing of irreparable harm. They have presented no evidence that the Sullivans lack sufficient assets to be able to pay a future monetary award, and mere speculation is not sufficient to support a finding of irreparable harm. Damages to the house built on the Property, as well as any additional costs associated with Alpha’s construction loans caused by the Sullivans’ actions, should be fully recoverable through an award of monetary damages. Similarly, Alpha’s argument that the lost buyer and potential loss of prospective buyers in the future constitute irreparable harm is not persuasive. While there is case support for the proposition that damages that are not calculable may constitute irreparable harm, FN41 Alpha’s ability to prove its entitlement to, and the amount of, damages from loss of a prospective buyer appears somewhat

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d	Page 6
Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.)
(Cite as: Not Reported in A.2d)

speculative. Mere apprehension of uncertain damage or insufficient remedy will not support a finding of irreparable harm. FN42 Here, it is not clear that any damages will result from the loss of any buyers. FN43 Moreover, if any damages do occur, Alpha has not shown that those damages likely would not be quantifiable.

FN41. See, e.g., T. Rowe Price Recovery Fund. L.P. v. Rubin, 770 A.2d 536. 557 (Del. Ch.2000) (quoting Sealv Mattress Co. of N.J. v. Sealy. Inc., 532 A.2d 1324. 1341 (Del. Ch.1987)); Formosa Plastics Corp. v. Wilson. 504 A.2d 1083, 1088 (1988).

FN42. Tate & Lyle PLC v. Staley Continental, Inc., 1988 WL 46064, at *8 (Del. Ch. May 9, 1988) (citing Bayard v. Martin. 101 A.2d 329 (Del. 1953)).

FN43. The actual buyer of the house may, for example, purchase it at a higher price than the lost buyer, or lost potential buyers, would have. Also, it may be speculative to ascribe the loss of potential buyers solely to the Sullivans’ refusal to allow potential buyers access to the house. There could be other factors, such as the underlying cloud on the Property’s title, that is merely brought to light by the Sullivans’ actions. Additionally, underlying market forces affecting the housing market, more than any action taken by the Sullivans, may affect the decisions of potential buyers. Cf. Cantor, 724 A.2d at 586 (finding that market forces rather than the actions of the party would be more likely to affect any damages that would be incurred).

*6 If the Court were to refuse Alpha’s request for a preliminary injunction, there would be no irreparable denial of justice. Alpha could attempt to develop its case further and continue to pursue a permanent injunction through a full trial on the merits. Furthermore, Alpha can ameliorate the harm it fears by constructing a driveway over the Clower Subdivision to allow its agents and potential buyers to access the house. If, after trial, the Court determines that Alpha does have an easement that allows them to travel freely over the Sullivans’ Driveway, Alpha should have an adequate remedy at law in the form of a claim for damages. Those damages might include the costs of constructing the additional driveway and any other losses Alpha might suffer in the form of increased interest costs, damage to the house and so on.

3. Balance of equities

The third factor to be considered in evaluating a request for a preliminary injunction is whether a balancing of the equities favors the movants. Alpha has demonstrated that the balance of equities here tips slightly in their favor. If the Court does not issue an injunction, Alpha will continue to have difficulty showing the Property to potential buyers, risk weather and vandalism damage to the house, and pay interest on its construction loan at least until it constructs a driveway over the easement on the Clower Subdivision. In addition, Alpha will incur additional costs to construct the new driveway. On the other hand, if the Court were to issue an injunction, the Sullivans would be required, at a minimum, to unlock the gate on their driveway. They also are likely to suffer some additional harm, as well. At the time of the hearing, for example, Alpha had not yet made much effort to build the second half of the driveway, which would be on the Clower Subdivision side of the Property Line. FN44 Consequently, preliminarily enjoining the Sullivans from blocking the Driveway would subject it to heavier use. The evidence indicated that some damage to the Sullivans’ property already has occurred as a result of Alpha’s earlier use of the Driveway. In addition, the Sullivans claim that they have suffered emotionally from the actions of Alpha. FN45

FN44. Regardless of whether there was an agreement between the Sullivans and Alpha to widen the Driveway, Alpha knew that it was important to the Sullivans that Alpha widen the Driveway. Presumably, that would benefit property owners on both sides of the Property Line.

FN45. DOL at 7.

The Court is sensitive to the disruption and damage the Sullivans claim to have suffered. Furthermore, Alpha conceivably could sell the Property in such a manner that the Sullivans would be left with the difficult choice of either battling the issue over use of the Driveway with their new neighbors or acquiescing to having the full burden of what allegedly was to be a 50 foot right-of-way fall on them. Thus, the balance of equities, at most, only slightly favors Alpha.

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.

Not Reported in A.2d	Page 7
Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.)
(Cite as: Not Reported in A.2d)

III. CONCLUSION

For the reasons stated above, the Court concludes that Alpha has not made a sufficient showing of either a reasonable probability of success on the merits or irreparable harm. Though Alpha has demonstrated that the equitable balance tips slightly in its favor, this demonstration it is not sufficient to overcome the marginal showings as to the other two requirements for a preliminary injunction. Thus, the Court DENIES Alpha’s request for a preliminary injunction.

*7 IT IS SO ORDERED.

Del.Ch.,2004.

Alpha Builders, Inc. v. Sullivan

Not Reported in A.2d, 2004 WL 2694917 (Del.Ch.)

END OF DOCUMENT

© 2005 Thomson/West. No Claim to Orig. U.S. Govt. Works.